Exhibit 99.48

EXECUTION VERSION

AMENDED and RESTATED

INVESTOR RIGHTS AGREEMENT

LITHIUM AMERICAS CORP.

and

GFL INTERNATIONAL CO., LTD.

July 14, 2017

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2

1.1	Defined Terms	2
1.2	Rules of Construction	5
1.3	Entire Agreement	6
1.4	Governing Law and Submission to Jurisdiction	6
1.5	Severability	6

ARTICLE 2 BOARD OF DIRECTORS		6

2.1	Condition to Exercise of Representation Right	6
2.2	Representation Right	7
2.3	Management to Endorse and Vote	7
2.4	Directors’ Liability Insurance	7
2.5	Board Operations	8

ARTICLE 3 PARTICIPATION RIGHT		8

3.1	Notice of Issuances	8
3.2	Grant of Participation Right	8
3.3	Exercise Notice	9
3.4	Issuance of Participation Right Offered Securities	9
3.5	Issuances Not Subject to Participation Rights	10
3.6	Termination of Participation Right	10

ARTICLE 4 REGISTRATION RIGHTS		10

4.1	Demand Registration Rights	10
4.2	Piggyback Registration Rights	12
4.3	Expenses	13
4.4	Other Sales	13
4.5	Future Registration Rights	14
4.6	Preparation; Reasonable Investigation	14
4.7	Underwriting or Agency Agreements	14
4.8	Sale by Affiliates	15

ARTICLE 5 MISCELLANEOUS		16

5.1	Notices	16
5.2	Amendments and Waivers	16
5.3	Assignment	17
5.4	Successors and Assigns	17
5.5	Expenses	17
5.6	Further Assurances	17
5.7	Right to Injunctive Relief	18
5.8	Counterparts	18

i

INVESTOR RIGHTS AGREEMENT

THIS AGREEMENT made the 14th day of July, 2017

B E T W E E N:

GFL INTERNATIONAL CO., LTD.,

a corporation existing under the laws of Hong Kong,

(the “Investor”),

- and -

LITHIUM AMERICAS CORP.,

a corporation existing under the laws of British Columbia,

(the “Corporation”).

A.

WHEREAS the Corporation and the Investor have entered into an investment agreement dated January 17, 2017 (as amended, the “Investment Agreement”) pursuant to which the Corporation has issued to the Investor 75,000,000 common shares in the capital of the Corporation;

B.

AND WHEREAS after giving effect to such issuance the Investor held approximately 19.9% of the issued and outstanding common shares of the Corporation and the Parties entered into an Investor Rights Agreement dated June 7, 2017 (the “Original Agreement”);

C.

AND WHEREAS the Parties have amended and restated the Original Agreement to reflect the investment in the Corporation by BCP Innovation Pte Ltd. and this Agreement replaces and supercedes the Original Agreement;

D.

AND WHEREAS in consideration of the Investor’s agreement to complete the subscription pursuant to the Investment Agreement, the Corporation has agreed to grant certain rights set out herein to the Investor, on the terms and subject to the conditions set out herein;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT in consideration of the respective covenants and agreements of the parties herein contained and for other good and valuable consideration (the receipt and sufficiency of which are acknowledged by each party), the parties agree as follows:

ARTICLE 1

INTERPRETATION

1.1 Defined Terms

For the purposes of this Agreement, unless the context otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have corresponding meanings:

“Act” means the Business Corporations Act (British Columbia);

“Affiliate” has the meaning ascribed to such term in the Act, as in effect on the date of this Agreement;

“Applicable Securities Laws” means, collectively, all applicable securities laws of each of the Reporting Jurisdictions and the respective rules and regulations under such laws together with applicable published instruments, notices and orders of the securities regulatory authorities in the Reporting Jurisdictions, and the rules and policies of the Exchange and any other market or marketplace on which securities of the Corporation are traded, listed or quoted;

“Blackout Period” shall have the meaning set forth in Section 4.1(d)(ii);

“Board” means the board of directors of the Corporation;

“Business Day” means any day, other than (a) a Saturday, Sunday or statutory holiday in the Province of British Columbia and (b) a day on which banks are generally closed in the Province of British Columbia;

“Canadian Securities Authorities” means any of the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada in which the Corporation is a reporting issuer (or analogous status);

“Canadian Securities Laws” means all applicable Canadian securities laws, the respective regulations, rules and orders made thereunder, and all applicable policies and notices issued by the Canadian Securities Authorities in the applicable jurisdictions in Canada;

“Common Shares” means the common shares in the capital of the Corporation issued and outstanding from time to time and includes any common shares that may be issued hereafter;

“Demand Registration” shall have the meaning set forth in Section 4.1(b);

“Designated Registrable Securities” shall have the meaning set forth in Section 4.1(c);

“Dilutive Event” shall have the meaning set out in Section 3.5;

“Distribution” means a distribution of Registrable Securities to the public by way of a Prospectus under Canadian Securities Laws in any applicable jurisdictions in Canada;

“Equity Securities” means: (A) any Common Shares, preferred shares or other equity security of the Corporation; (B) any security convertible or exchangeable, with or without consideration, into any Common Shares, preferred shares or other equity security; (C) any security carrying any warrant or right to subscribe to or purchase any Common Shares, preferred shares or other equity security; or (D) any such warrant or right.

“Exchange” means the Toronto Stock Exchange or such other principal stock exchange(s) on which the Common Shares are listed;

“Exercise Notice” shall have the meaning set out in Section 3.3;

“Governmental Entity” means any domestic or foreign federal, provincial, regional, state, municipal or other government, governmental department, agency, authority or body (whether administrative, legislative, executive or otherwise), court, tribunal, commission or commissioner, bureau, minister or ministry, board or agency, or other regulatory authority, including any securities regulatory authorities and stock exchange;

“Investment Agreement” shall have the meaning set out in the recitals hereto;

“Investor Nominee” shall have the meaning set out in Section 2.2;

“Issuance” shall have the meaning set out in Section 3.1;

“Losses” shall have the meaning set out in Section 4.7(b)(i);

“Minimum Qualification Threshold” means that Investor and its Affiliates owns, directly or indirectly, 15% or more of the issued and outstanding Common Shares on the relevant date, excluding from this calculation Common Shares issued after the date of this Agreement pursuant to Dilutive Events;

“Notice Period” shall have the meaning set out in Section 3.3;

“Offered Securities” any equity or voting securities, or securities convertible into equity or voting securities, of the Corporation;

“Offering” shall have the meaning set out in Section 3.1;

“Offering Notice” shall have the meaning set out in Section 3.1;

“Participation Right” shall have the meaning set out in Section 3.2;

“Participation Right Entitlement” means, in respect of each Offering in which an Offering Notice is delivered,

(i)	17.5% of the issued and outstanding Common Shares, unless and until such time as either Investor has failed to acquire all Offered Securities to which it is entitled under the Participation Right for any Offering or Investor has transferred any Common Shares (excluding non-beneficial transfers or re-registration to a nominee); and

(ii)

for each Offering that occurs after the date on which Investor ceases to qualify for (i) above, the percentage ownership interest that Investor holds in the outstanding Common Shares of the Corporation as at the date the applicable Offering Notice is delivered to Investor, to a maximum of 17.5%;

“Person” means and includes any individual, corporation, limited partnership, general partnership, joint stock corporation, limited liability corporation, joint venture, association, corporation, trust, bank, trust corporation, pension fund, business trust or other organization, whether or not a legal entity and any Governmental Entity;

“Piggyback Registrable Securities” shall have the meaning set forth in Section 4.2;

“Piggyback Registration” shall have the meaning set forth in Section 4.2;

“Registration Expenses” means the reasonable fees, disbursements and expenses of one set of legal counsel to the Investor and all expenses incurred by the Corporation in connection with a Registration, including (without limitation): (i) all fees, disbursements and expenses payable to any underwriter for an underwritten offering, agent for an agency offering or their respective counsel; (ii) all fees, disbursements and expenses of counsel and the auditor to the Corporation; (iii) all expenses in connection with the preparation, translation, printing and filing of any Prospectus, and the mailing and delivering of copies thereof; (iv) all qualification or filing fees of any Canadian Securities Authority, as applicable; (v) all transfer agents’, depositaries’ and registrars’ fees and the fees of any other agent appointed by the Corporation in connection with a Registration; (vi) all fees and expenses payable in connection with the listing of any Registrable Securities on any stock exchange on which the Common Shares are then listed; (vii) all printing, copying, mailing, messenger and delivery expenses; and (viii) all costs and expenses associated with the conduct of any “road show” related to such Registration;

“Registrable Securities” means:

(i)	any Common Shares issued to or held by the Investor; and

(ii)

any Common Shares issued to the Investor in connection with a stock dividend, stock split, recapitalization, conversion or other similar distribution with respect to, in exchange for, or in replacement of the securities referred to in clause (i) above;

“Reporting Jurisdictions” means each of the Provinces of Canada;

“Request” shall have the meaning set forth in Section 4.1(c); and

“Securities Act” means the Securities Act (British Columbia), as amended.

1.2 Rules of Construction

Except as may be otherwise specifically provided in this Agreement and unless the context otherwise requires, in this Agreement:

(a)

the terms “Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions refer to this Agreement in its entirety and not to any particular provision hereof;

(b)	references to an “Article” or “Section” followed by a number or letter refer to the specified Article or Section to this Agreement;

(c)	the division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(d)	words importing the singular number only shall include the plural and vice versa and words importing the use of any gender shall include all genders;

(e)	the word “including” is deemed to mean “including without limitation”;

(f)	the terms “party” and “the parties” refer to a party or the parties to this Agreement;

(g)	any reference to this Agreement means this Agreement as amended, modified, replaced or supplemented from time to time;

(h)

any reference to a statute, regulation or rule shall be construed to be a reference thereto as the same may from time to time be amended, re-enacted or replaced, and any reference to a statute shall include any regulations or rules made thereunder;

(i)	all dollar amounts refer to Canadian dollars;

(j)	all references to a percentage ownership of shares shall be calculated on a non-diluted basis;

(k)

any time period within which a payment is to be made or any other action is to be taken hereunder shall be calculated excluding the day on which the period commences and including the day on which the period ends; and

(l)	whenever any action is required to be taken or period of time is to expire on a day other than a Business Day, such action shall be taken or period shall expire on the next following Business Day.

1.3 Entire Agreement

This Agreement, the Investment Agreement and the confidentiality agreement between the Corporation and the Investor dated February 25, 2016, as amended, constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings, negotiations and discussions, whether written or oral. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter hereof except as provided in the aforesaid agreements.

1.4 Governing Law and Submission to Jurisdiction

(a)

This Agreement shall be interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

(b)

Each of the parties irrevocably and unconditionally (i) submits to the non-exclusive jurisdiction of the courts of the Province of British Columbia over any action or proceeding arising out of or relating to this Agreement, (ii) waives any objection that it might otherwise be entitled to assert to the jurisdiction of such courts and (iii) agrees not to assert that such courts are not a convenient forum for the determination of any such action or proceeding.

1.5 Severability

If any provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to either party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

ARTICLE 2

BOARD OF DIRECTORS

2.1 Condition to Exercise of Representation Right

Investor shall be entitled to exercise the director representation right pursuant to this Article 2 unless and until such time as Investor fails at any time to meet the Minimum Qualification Threshold.

2.2 Representation Right

Subject to Section 2.1, the Investor shall be entitled to designate one nominee (an “Investor Nominee”) for election to the Board in accordance with the following:

(a)

Investor shall, from time to time, provide notice to the Corporation of its Investor Nominee, as well as such other information as may be reasonably requested by the Corporation to effect the appointment as set out in this Section 2.2(a), and the Corporation shall thereafter take all steps as may be necessary to include the Investor Nominee on the management slate for the next election of directors of the Corporation and shall solicit proxies in favour of the election of such Investor Nominee at such meetings;

(b)	the Investor Nominee must be duly qualified to serve as a director pursuant to the Act and Canadian Securities Laws;

(c)	the Investor Nominee shall be subject to corporate law requirements and policies applicable to directors of the Corporation;

(d)

in connection with the election of an Investor Nominee, the Corporation shall advise the Investor of the date on which proxy solicitation materials are to be mailed for the purposes of any meeting of shareholders at which directors of the Corporation are to be elected at least fifteen Business Days prior to such mailing date and the Investor shall advise the Corporation of its Investor Nominee at least five Business Days prior to the mailing date. If the Investor does not advise the Corporation of the identity of any Investor Nominee prior to such deadline, then the Investor shall be deemed to have nominated its incumbent nominee; and

(e)

in the event that any Investor Nominee shall cease to serve as a director of the Corporation, whether due to such Investor Nominee’s death, disability, resignation or removal, the Investor shall be entitled to designate a replacement Investor Nominee to fill the vacancy created by such death, disability, resignation or removal and the Corporation shall take all reasonable steps as may be necessary to nominate and recommend the appointment of the Investor Nominee to the Board of the Corporation after receiving notice of such designation.

2.3 Management to Endorse and Vote

The Corporation agrees that management of the Corporation shall, in respect of every meeting of the shareholders at which directors of the Corporation are to be elected, and at every reconvened meeting following an adjournment thereof or postponement thereof, endorse and recommend any Investor Nominee identified in the proxy materials for election to the Board.

2.4 Directors’ Liability Insurance

An Investor Nominee shall be entitled to the benefit of any directors’ liability insurance and indemnity, on the same terms and conditions, to which other directors of the Corporation are entitled.

2.5 Board Operations

The Corporation agrees and undertakes that, so long as the Investor meets the Minimum Qualification Threshold:

(a)

all notices of Board meetings shall be delivered by hand or transmitted by facsimile or e-mail at least five (5) Business Days prior to the date of the Board meeting. However, emergency Board meetings may be called by the Chairman of the Board in the case of a situation involving matters upon which prompt action is deemed necessary by giving notice at least two (2) Business Days prior to the date of such Board meeting (unless less notice is required in the circumstances). All notices of Board meetings shall specify the time, date and place of the Board meeting and contain a brief but complete summary of all business on the agenda of the Board meeting;

(b)	each director who is not an officer or employee of the Corporation shall be reimbursed by the Corporation for the reasonable travel and other expenses incurred by him to attend Board meetings;

(c)	the Investor Nominee shall be entitled to the same board compensation as other non-management board members; and

(d)

any director may participate in a Board meeting by means of a telephonic, electronic or other communication facility. A director participating by such means is deemed to be present at the Board meeting.

ARTICLE 3

PARTICIPATION RIGHT

3.1 Notice of Issuances

Subject to Section 3.5 and 3.6, if the Corporation proposes to issue (the “Issuance”) any Offered Securities pursuant to an debt or Equity Securities financing (public offering or a private placement) (an “Offering”) at any time after the date hereof the Corporation shall, as soon as possible after the public announcement of the Issuance, but in any event on the date on which the Corporation files a preliminary prospectus, registration statement or other offering document in connection with an Issuance that constitutes a public offering of Offered Securities, and at least 10 Business Days prior to the expected completion date of the Issuance, give written notice of the Issuance (the “Offering Notice”) to the Investor including, to the extent known by the Corporation, full particulars of the Offering, including the number of Offered Securities, the rights, privileges, restrictions, terms and conditions of the Offered Securities, the price per Offered Security to be issued under the Offering, the expected use of proceeds of the Offering and the expected closing date of the Offering, together with any term sheet on other document to be utilized by the Corporation in connection with the Offering.

3.2 Grant of Participation Right

The Corporation agrees that, subject to Sections 3.5 and 3.6 and the receipt of all required regulatory approvals, the Investor (directly or through an Affiliate) has the right (the

“Participation Right”) upon receipt of an Offering Notice, to subscribe for and to be issued as part of an Offering at the subscription price per Offered Security pursuant to the Offering and otherwise on substantially the terms and conditions of the Offering:

(a)	in the case of an Offering of Common Shares, up to such number of Common Shares that shall allow the Investor to maintain its Participation Right Entitlement upon completion of the Offering; and

(b)

in the case of an Offering of Offered Securities (other than Common Shares), up to such number of Offered Securities that shall (assuming conversion, exercise or exchange of all of the convertible, exercisable or exchangeable Offered Securities issued in connection with the Offering and issuable pursuant to this Section 3.2) allow the Investor to maintain its Participation Right Entitlement upon completion of the Offering.

3.3 Exercise Notice

If the Investor wishes to exercise the Participation Right, the Investor shall give written notice to the Corporation (the “Exercise Notice”) of its intention to exercise such right and of the number of Offered Securities the Investor wishes to purchase, and shall subscribe to the Offering within five Business Days after the date of receipt of an Offering Notice, or in the case of a public offering that is a “bought deal”, within three Business Days of receipt of an Offering Notice (the “Notice Period”), failing which the Investor shall not be entitled to exercise the Participation Right in respect of such Offering or Issuance. If the Investor elects, or is deemed to have elected, not to exercise its Participation Right in respect of an Offering or Issuance, then the Corporation may complete the Offering without participation of the Investor within ninety (90) Business Days of the expiry of the Notice Period; provided that the completion of such Offering is upon the same terms and conditions as those set out in the Offering Notice provided to the Investor by the Corporation and provided further that following expiry of such ninety (90) Business Day period, the Corporation shall not thereafter proceed with such Offering without providing the Investor with another opportunity to exercise its Participation Right.

3.4 Issuance of Participation Right Offered Securities

(a)

If the Corporation receives an Exercise Notice from the Investor within the Notice Period, then the Corporation shall, subject to the receipt and continued effectiveness of all required approvals (including the approval(s) of the Exchange and any required approvals under Applicable Securities Laws and any shareholder approval), which approvals the Corporation shall use all commercially reasonable efforts to promptly obtain (including by applying for any necessary price protection confirmations, seeking shareholder approval (if required) in the manner described below, and shall use its commercially reasonable efforts to cause management and each member of the Board to vote their Common Shares and all votes received by proxy in favour of the issuance of the Offered Securities to the Investor), issue to the Investor, against payment of the subscription price payable in respect thereof and, subject to paragraph (b) below, concurrently with the completion of the Offering, that number of Common Shares or other Offered Securities, as applicable, set forth in the Exercise Notice.

(b)

If the Corporation is required by the Exchange to seek shareholder approval for the issuance of the Offered Securities to the Investor, then the Corporation shall call and hold a meeting of its shareholders to consider the issuance of the Offered Securities to the Investor as soon as reasonably practicable, and in any event such meeting shall be held within 90 days after the date that the Corporation is advised that it shall require shareholder approval, and shall recommend approval of the issuance of the Offered Securities and shall solicit proxies in support thereof. The Corporation shall be entitled to complete an Offering in tranches, such that the Corporation may issue Offered Securities to non-Investor subscribers prior to fulfilling conditions imposed upon the issuance of Offered Securities to Investor (including shareholder approvals imposed by the Exchange).

3.5 Issuances Not Subject to Participation Rights

Notwithstanding anything to the contrary contained herein, Sections 3.1 to 3.4 inclusive shall not apply to any Issuances (a) for compensatory purposes to directors, officers, employees, contractors or consultants pursuant to a security compensation plan of the Corporation that complies with the requirements of the Exchange, (b) pursuant to the exercise of existing convertible securities of the Corporation that have been issued or granted as of the date hereof, (c) pursuant to the exercise of convertible, exercisable or exchangeable securities of the Corporation issued in an Offering in respect of which the Investor had a Participation Right, or (d) pursuant to, or arising in connection with, any transaction in which the Corporation acquires an interest in a third party, whether by way of plan of arrangement, merger, business combination, or otherwise or pursuant to, or arising in connection with, a take-over bid (including a shareholder rights plan) (each such issuance of securities pursuant to paragraph (a), (b), (c) and (d) hereof being referred to as a “Dilutive Event”).

3.6 Termination of Participation Right

The Investor shall not be entitled to exercise the Participation Right under this Article 3, and all of the Investor’s rights under this Article 3 shall terminate, immediately upon the earlier of (i) the Investor ceasing to meet the Minimum Qualification Threshold; and (ii) March 31, 2019.

ARTICLE 4

REGISTRATION RIGHTS

4.1 Demand Registration Rights

(a)

At any time that the Investor and its Affiliates continue to hold in the aggregate at least 15% of the issued and outstanding Common Shares, the Investor may require the Corporation to register all or a portion of the Registrable Securities then held by the Investor and its Affiliates by filing a Prospectus and taking such other steps as may be necessary to facilitate a Distribution in Canada of all or any portion of the Registrable Securities held by the Investor or its Affiliates.

(b)	Any such registration effected pursuant to this Section 4.1 is referred to herein as a “Demand Registration.”

(c)

Any such request shall be made by a notice in writing (a “Request”) to the Corporation and shall specify the number and the class or classes of Registrable Securities to be sold (the “Designated Registrable Securities”) by the Investor, the intended method of disposition, whether such offer and sale shall be made by an underwritten public offering and the jurisdiction(s) in which the filing is to be effected. The Corporation shall, subject to applicable Canadian Securities Laws, use its commercially reasonable efforts to file a Prospectus in compliance with applicable Canadian Securities Laws, in order to permit the Distribution in Canada of all of the Designated Registrable Securities of the Investor specified in a Request. The Parties shall cooperate in a timely manner in connection with such Distribution and the procedures in Schedule A shall apply.

(d)	The Corporation shall not be obliged to effect:

(i)

more than two Demand Registrations in any fiscal year of the Corporation provided that for purposes of this Section 4.1, a Demand Registration pursuant to which the Designated Registrable Securities are to be sold shall not be considered as having been effected until a Receipt has been issued by the Canadian Securities Authorities for the Prospectus and has not been withdrawn or suspended. Notwithstanding anything to the contrary contained herein, a Demand Registration shall not be deemed to have been effected (and such Demand Registration shall not count as a Demand Registration) unless the Investor shall have sold at least 50% of the Designated Registrable Securities sought to be included in such Demand Registration; or

(ii)

a Demand Registration in the event the Corporation determines in its good faith judgment, after consultation with the Investor and its financial advisors, that (A) either (I) the effect of the filing of a Prospectus would have a material adverse effect on the Corporation because such action would materially interfere with a material acquisition, corporation reorganization or similar material transaction involving the Corporation; or (II) there exists at the time material non-public information relating to the Corporation the disclosure of which would be materially adverse to the Corporation, and (B) that it is therefore in the best interests of the Corporation to defer the filing of a Prospectus at such time, in which case the Corporation’s obligations under this Section 4.1 shall be deferred for a period of not more than ninety (90) days from the date of receipt of the Request of the Investor (such 90-day period is referred to herein as a “Blackout Period”); provided, that after any initial Blackout Period the Corporation may not invoke a subsequent Blackout Period until 12 months have elapsed from the end of any previous Blackout Period.

(e)	In the case of an underwritten public offering of Registrable Securities initiated pursuant to this Section 4.1, the Investor shall have the right to select the managing underwriter(s) or managing agent(s) and the counsel retained which shall perform such offering.

(f)

If at any time the Investor requests a Demand Registration, the Corporation shall have the right, exercisable within forty-eight (48) hours (except in the case of a “bought deal”, in which case the Corporation shall have only twenty-four (24) hours) of receipt of such request, to notify the Investor of its intention to qualify or register for distribution to the public under such Prospectus an offering of Common Shares from treasury. The Investor shall use all commercially reasonable efforts to include in the proposed distribution such number of Common Shares as the Corporation shall request, upon the same terms (including the method of distribution) as such Demand Registration; provided that the Investor shall not be required to include any such Common Shares in any such Demand Registration if the Investor is advised by its lead underwriter or lead agent for the offering that in its good faith opinion the inclusion of such securities may materially and adversely affect the price or success of the offering or otherwise limit the number of shares able to be sold by the Investor in connection with such offering.

(g)

The Investor shall have the right to withdraw its request for inclusion of its Registrable Securities in any Prospectus pursuant to this Section 4.1 without incurring any liability to the Corporation or any other Person by giving written notice to the Corporation of its request to withdraw; provided, however, that:

(i)	such request must be made in writing five (5) Business Days prior to the execution of the underwriting agreement (or such other similar agreement) with respect to such offering; and

(ii)	such withdrawal shall be irrevocable.

(h)	For the avoidance of doubt, the registration rights granted pursuant to the provisions of this Section 4.1 shall be in addition to the registration rights granted pursuant to Section 4.2, below.

4.2 Piggyback Registration Rights

Each time the Corporation elects to proceed with the preparation and filing of a Prospectus under any Canadian Securities Laws in connection with a proposed Distribution of any of its securities, whether by the Corporation or any of its security holders, the Corporation shall give written notice thereof to the Investor as soon as practicable. In such event, the Investor shall be entitled, by notice in writing given to the Corporation within ten (10) days (except in the case of a “bought deal” in which case the Investor shall have only twenty-four (24) hours) after the receipt of any such notice by the Investor, to require that the Corporation cause any or all of the Registrable Securities held by the Investor (the “Piggyback Registrable Securities”) to be included in such Prospectus (such qualification being hereinafter referred to as a “Piggyback Registration”). Notwithstanding the foregoing:

(a)	in the event the lead underwriter or lead agent for the offering advises the Corporation and the Investor that in its good faith opinion, the inclusion of such

Registrable Securities may materially and adversely affect the price or success of the offering, the Corporation shall include in such Registration, in the following priority: (i) first, such number of securities the Corporation proposes to sell; (ii) second, a number of Piggyback Registrable Securities requested by the Investor to be included in such Registration to the extent that such lead underwriter or lead agent reasonably believes such securities may be included in the offering without materially and adversely affecting the price or success of the offering; and (iii) third, such number of other securities requested by any other shareholder of the Corporation to be included in such Registration to the extent that such lead underwriter or lead agent reasonably believes such securities may be included in the offering without materially and adversely affecting the price or success of the offering;

(b)	the Corporation may at any time, and without the consent of the Investor, abandon the proposed offering in which the Investor has requested to participate; and

(c)

the Investor shall have the right to withdraw its request for inclusion of its Piggyback Registrable Securities in any Prospectus pursuant to this Section 4.2 without incurring any liability to the Corporation or any other Person by giving written notice to the Corporation of its request to withdraw; provided, however, that:

(i)	such request must be made in writing five (5) Business Days prior to the execution of the underwriting agreement (or such other similar agreement) with respect to such offering; and

(ii)

such withdrawal shall be irrevocable and, after making such withdrawal, the Investor shall no longer have any right to include its Piggyback Registrable Securities in the offering pertaining to which such withdrawal was made.

4.3 Expenses

All Registration Expenses incident to the performance of or compliance with this ARTICLE 4 by the Parties shall be borne by the Corporation other than any and all commissions payable to any underwriter for an underwritten offering or agent for an agency offering that are attributable to the Registrable Securities to be sold by the Investor pursuant to any Demand Registration or Piggyback Registration, which commissions shall be borne by the Investor.

4.4 Other Sales

After receipt by the Corporation of a Request, the Corporation shall not, without the prior written consent of the Investor, authorize, issue or sell any Common Shares or Equity Securities in any jurisdiction or agree to do so or publically announce any intention to do so (except for securities issued pursuant to any legal obligations in effect on the date of the Request or pursuant to any stock option plan or equity incentive plan) until the date which is thirty (30) days after the later of (a) the date on which a Receipt is issued for the Prospectus filed in connection with such Demand Registration, and (b) the completion of the offering contemplated by the Demand Registration.

4.5 Future Registration Rights

The Corporation shall not grant registration rights without the prior written consent of the Investor unless the granting of such registration rights does not limit, in any material respect, the registration rights granted to the Investor pursuant to this Agreement and such registration rights are not materially more favourable to the grantee than the registration rights granted to the Investor.

4.6 Preparation; Reasonable Investigation

In connection with the preparation and filing of any Prospectus as herein contemplated, the Corporation shall give the Investor, its underwriters for an underwritten offering or agents for an agency offering, and their respective counsel, auditors and other representatives, the opportunity to participate in the preparation of such documents and each amendment thereof or supplement thereto, and shall insert therein such material, furnished to the Corporation in writing, which in the reasonable judgment of the Investor and its counsel should be included. The Corporation shall give the Investor and the underwriters or agents such reasonable and customary access to the books and records of the Corporation and its subsidiaries and such reasonable and customary opportunities to discuss the business of the Corporation with its officers and auditors as shall be necessary in the reasonable opinion of the Investor, such underwriters or agents and their respective counsel. The Corporation shall cooperate with the Investor and its underwriters or agents in the conduct of all reasonable and customary due diligence which the Investor, such underwriters or agents and their respective counsel may reasonably require in order to conduct a reasonable investigation for purposes of establishing a due diligence defence as contemplated by the Canadian Securities Laws and in order to enable such underwriters or agents to execute the certificate required to be executed by them for inclusion in each such document.

4.7 Underwriting or Agency Agreements

(a)

If requested by the underwriters for any underwritten offering or by the agents for any agency offering by the Investor pursuant to the exercise of a Demand Registration or Piggyback Registration, the Corporation and the Investor shall enter into an underwriting agreement with such underwriters or agency agreement with such agents for such offering, such agreement to be satisfactory in substance and form to each of the Investor and the Corporation and the underwriters or agents, each acting reasonably, and to contain such representations and warranties by the Corporation and such other terms as are generally prevailing in agreements of these types, it being understood for the avoidance of doubt that the Investor shall not be required to make any representations or warranties to or agreements with the Corporation or the underwriters’ or agents’ other than representations, warranties or agreements regarding the Investor and the Corporation’s intended method of distribution and any other representation required by law or as are generally prevailing in such underwriting or agency agreements for secondary offerings, as the case may be.

(b)	The underwriting agreement or agency agreement, as applicable, referred to in Section 4.7(a) shall contain customary terms, including an indemnity whereby, in the event of the filing of a Prospectus:

(i)

the Corporation shall indemnify and hold harmless the Investor and each underwriter or agent involved in the distribution of Registerable Securities thereunder, and each of its directors, officers, employees and agents against any losses, claims, damages or liabilities (including reasonable counsels’ fees) (“Losses”), joint or several, to which the Investor, or such underwriter or agent or controlling Person or any of their directors, officers, employees or agents may become subject, insofar as such Losses, (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Prospectus, or any amendment or supplement thereof, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that the Corporation shall not be liable in any such case if and to the extent that any such Losses arise out of or are based upon an untrue statement or alleged untrue statement or omission or alleged omission so made in conformity with information furnished by the Investor, such underwriter or agent or such controlling Person; and

(ii)

the Investor shall indemnify and hold harmless the Corporation, its directors, officers, employees and agents to the same extent as the indemnity referred to in clause (i) above from the Corporation to the Investor, but only with respect to information regarding the Investor furnished in writing by or on behalf of the Investor expressly for inclusion in any Prospectus. Notwithstanding anything to the contrary contained herein, the Investor’s obligations under the indemnity set out in this Section shall be limited to a maximum aggregate amount equal to the net proceeds of the offering received by the Investor pursuant to such offering.

(c)

If reasonably requested by the underwriters or agents in connection with any underwritten offering or agency offering made pursuant to the exercise of a Demand Registration or Piggyback Registration, the Corporation shall cooperate with all reasonable requests made by the lead underwriter of such underwritten offering or lead agent of such agency offering respecting the attendance of the Corporation at road shows and participation of the Corporation in any efforts relating to the distribution and sale of the Designated Registrable Securities and Piggyback Registrable Securities, as the case may be.

4.8 Sale by Affiliates

If any Registrable Securities to be sold pursuant to any Demand Registration or Piggyback Registration are owned by an Affiliate of the Investor, all references to the Investor in this ARTICLE 4 and Schedule A shall be deemed, for the purpose of such Demand Registration or Piggyback Registration, to include both the Investor and/or the Affiliates.

ARTICLE 5

MISCELLANEOUS

5.1 Notices

(a)

Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by fax or e-mail or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

(i)	in the case of the Investor:

GFL	INTERNATIONAL CO., LTD.
[to	be provided under separate cover]

Attention:	[to be provided under separate cover]
E-Mail:	[to be provided under separate cover]

(ii)	in the case of the Corporation:

Lithium	Americas Corp.
Suite	1100, 355 Burrard Street
Vancouver,	BC V6C 2G8

Attention:	Chief Executive Officer
E-Mail:	tom.hodgson@lithiumamericas.com

(b)

Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. (Toronto time) at the place of receipt, then on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

(c)	Either party may at any time change its address for service from time to time by giving notice to the other party in accordance with this Section 5.1.

5.2 Amendments and Waivers

This Agreement amends and restates the Original Agreement and, as so amended and restated, replaces and supercedes the Original Agreement. No amendment or waiver of any provision of this Agreement shall be binding on either party unless consented to in writing by such party. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

5.3 Assignment

Neither party may assign any of its rights or benefits under this Agreement, or delegate any of its duties or obligations, except with the prior written consent of the other party. Notwithstanding the foregoing, the Investor may assign and transfer all of its rights, benefits, duties and obligations under this Agreement in their entirety, without the consent of the Corporation, to an Affiliate of the Investor, provided that any such assignee shall, prior to any such transfer, agree to be bound by all of the covenants of the Investor contained herein and comply with the provisions of this Agreement, and shall deliver to the Corporation a duly executed undertaking to such effect in form and substance satisfactory to the Corporation, acting reasonably.

5.4 Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by and against the parties and their respective successors or heirs, executors, administrators and other legal personal representatives, and permitted assigns.

5.5 Expenses

Except as otherwise expressly provided in this Agreement, each party shall pay for its own costs and expenses incurred in connection with the negotiation, preparation, execution and performance of this Agreement and the transactions contemplated herein, including the fees and expenses of legal counsel, financial advisors, accountants, consultants and other professional advisors.

5.6 Further Assurances

Each of the parties hereto shall, from time to time hereafter and upon any reasonable request of the other, promptly do, execute, deliver or cause to be done, executed and delivered all further acts, documents and things as may be required or necessary for the purposes of giving effect to this Agreement.

5.7 Right to Injunctive Relief

The parties agree that any breach of the terms of this Agreement by either party would result in immediate and irreparable injury and damage to the other party which could not be adequately compensated by damages. The parties therefore also agree that in the event of any such breach or any anticipated or threatened breach by the defaulting party, the other party shall be entitled to equitable relief, including by way of temporary or permanent injunction or specific performance, without having to prove damages, in addition to any other remedies (including damages) to which such other party may be entitled at law or in equity.

5.8 Counterparts

This Agreement and all documents contemplated by or delivered under or in connection with this Agreement may be executed and delivered in any number of counterparts, with the same effect as if each party had signed and delivered the same document, and all counterparts shall be construed together to be an original and shall constitute one and the same agreement.

[Signature page to immediately follow this page.]

IN WITNESS WHEREOF this Amendment has been executed by the parties.

GFL INTERNATIONAL CO., LTD.

By:	//Wang Xiao Shen//
Name: Wang Xiao Shen
Title: Executive Director

LITHIUM AMERICAS CORP.

By:	//W. Thomas Hodgson//
Name: W. Thomas Hodgson
Title: Chief Executive Officer

SCHEDULE A

REGISTRATION PROCEDURES

(a)

Upon receipt of a Request from the Investor, the Corporation shall use its commercially reasonable efforts to effect the Distribution of Registrable Securities of the Investor, and pursuant thereto the Corporation shall use its commercially reasonable efforts to as expeditiously as possible:

(i)

prepare and file with the Canadian Securities Authorities, a Prospectus relating to the applicable Demand Registration or Piggyback Registration and any other documents reasonably necessary, including amendments and supplements in respect of those documents, to permit the Distribution and, in so doing, act as expeditiously as is practicable and in good faith to settle all deficiencies and obtain those receipts and clearances and provide those undertakings and commitments as may be reasonably required by the Canadian Securities Authorities, all as may be necessary to permit the Distribution of such securities in compliance with applicable Canadian Securities Laws;

(ii)

subject to applicable Canadian Securities Laws, keep the Prospectus effective until the Investor has completed the Distribution described in the Prospectus but not longer than 30 days from the date of the Prospectus;

(iii)

notify the Investor and the managing underwriter(s) or managing agent(s), if any, and (if requested) confirm such advice in writing, as soon as practicable after notice thereof is received by the Corporation (A) when the Prospectus or any amendment thereto has been filed, and, to furnish the Investor and managing underwriter(s) or managing agent(s) with copies thereof, (B) of any request by the Canadian Securities Authorities for amendments to the Prospectus or for additional information, (C) of the issuance by the Canadian Securities Authorities of any stop order or cease trade order relating to the Prospectus or any order preventing or suspending the use of any Prospectus or the initiation or threatening for any proceedings for such purposes, and (D) of the receipt by the Corporation of any notification with respect to the suspension of the qualification of the Registrable Securities for Distribution in any jurisdiction or the initiation or threatening of any proceeding for such purpose;

(iv)

promptly notify the Investor and the managing underwriter(s), if any, (A) at any time the representations and warranties contemplated by any underwriting agreement, securities/sale agreement, or other similar agreement, relating to the offering shall cease to be true and correct in all material respects, and (B) the happening of any event as a result of which the Prospectus contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances in which it was made or, if for any other reason it shall be necessary during such time period to amend or supplement the Prospectus in order to comply with the applicable Canadian Securities Laws and, in either case as promptly as practicable thereafter, prepare and file with the Canadian Securities Authorities and furnish without charge to the Investor and the managing underwriter(s) or managing agent(s), if any, a supplement or amendment to such Prospectus, which shall correct such statement or omission or effect such compliance;

(v)

make every commercially reasonable effort to prevent the issuance of any stop order, cease trade order or other order suspending the use of any Prospectus or suspending any qualification of the Registrable Securities covered by the Prospectus and, if any such order is issued, to obtain the withdrawal of any such order;

(vi)

furnish to the Investor and each managing underwriter or managing agent, without charge, as applicable, one executed copy and as many conformed copies as they may reasonably request, of the Prospectus and any amendment thereto, including financial statements and schedules, all documents incorporated therein by reference, and provide the Investor and its counsel with an opportunity to review, and provide comments to the Corporation on the Prospectus;

(vii)

deliver to the Investor and the underwriters for an underwritten offering or the agents for an agency offering, if any, without charge, as many copies of the Prospectus and any amendment or supplement thereto as such Persons may reasonably request (it being understood that the Corporation consents to the use of the Prospectus or any amendment thereto by the Investor and the underwriters or agents, if any, in connection with the Distribution of the Registrable Securities covered by the Prospectus or any amendment or supplement thereto) and such other documents as the Investor may reasonably request in order to facilitate the Distribution of the Registrable Securities by such Person;

(viii)

use its commercially reasonable efforts to qualify, and cooperate with the Investor, the managing underwriter or managing agent, if any, and their respective counsel in connection with the qualification of such Registrable Securities for Distribution in compliance with the applicable Canadian Securities Laws as any such Person, underwriter or agent reasonably requests in writing;

(ix)

in connection with any underwritten offering or agency offering, enter into customary agreements, including an underwriting agreement or agency agreement, as applicable, in accordance with Section 4.7, and furnish to the underwriters or agents and the Investor, among other things:

(A)	an opinion of counsel representing the Corporation for the purposes of such registration, addressed to the underwriters or agents, in form and substance as is customarily given by company

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counsel to the underwriters in an underwritten public offering or agents in an agency public offering; and

(B)

a “comfort letter” dated such date from the independent public accountants retained by the Corporation, addressed to the underwriters or agents, in form and substance as is customarily given in an underwritten or agency public offering, as applicable, provided that the Investor has made such representations and furnished such undertakings as the independent public accountants may reasonably require;

(x)

as promptly as practicable after filing with the Canadian Securities Authorities, any document which is incorporated by reference into the Prospectus, provide copies of such document to counsel for the Investor and to the managing underwriters or managing agents, if any;

(xi)	provide a CUSIP number for all Registrable Securities, not later than the closing date of the offering;

(xii)

make reasonably available its employees and personnel for participation in “road shows” and other marketing efforts and otherwise provide reasonable assistance to the underwriters or agents (taking into account the needs of the Corporation’s businesses and the requirements of the marketing process) in the marketing of Registrable Securities in any underwritten or agency offering;

(xiii)

promptly prior to the filing of any document which is to be incorporated by reference into the Prospectus, provide copies of such document to counsel for the Investor and to each lead underwriter or lead agent, if any, and make the Corporation’s representatives reasonably available for discussion of such document and make such changes in such document concerning the Investor prior to the filing thereof as counsel for the Investor or underwriters or agents may reasonably request;

(xiv)

cooperate with the Investor and the lead underwriter or lead agent, if any, to facilitate the timely preparation and delivery of certificates not bearing any restrictive legends representing the Registrable Securities to be sold, and cause such Registrable Securities to be issued in such denominations and registered in such names in accordance with the underwriting agreement prior to any sale of Registrable Securities to the underwriters or agents or, if not an underwritten or agency offering, in accordance with the instructions of the sellers of Registrable Securities at least three (3) Business Days prior to any sale of Registrable Securities and instruct any transfer agent and registrar of Registrable Securities to release any stop transfer orders in respect thereof;

(xv)	take all such other commercially reasonable actions as are necessary or advisable in order to expedite or facilitate the Distribution of such Registrable Securities; and

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(xvi)	take such other actions and execute and deliver such other documents as may be reasonably necessary to give full effect to the rights of the Investor under this Agreement.

(b)

The Corporation may require the Investor, as to which any Registration is being effected, to furnish to the Corporation such information regarding the Distribution of such securities and such other information relating to such Person and its ownership of Registrable Securities as the Corporation may from time to time reasonably request in writing. The Investor agrees to furnish such information to the Corporation and to cooperate with the Corporation as necessary to enable the Corporation to comply with the provisions of this Agreement. The Investor shall notify the Corporation immediately upon the occurrence of any event as a result of which any of the aforesaid Prospectuses includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances under which they are made.

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